				Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$47,464	$44,637	$43,707	$51,216	$47,020
Interest applicable to rentals	1,880	1,162	771	1,427	1,577

Total fixed charges, as defined	$49,344	$45,799	$44,478	$52,643	$48,597

Preferred dividends, as defined (a)	5,099	5,067	5,129	4,373	4,144

Combined fixed charges and preferred dividends, as defined	$54,443	$50,866	$49,607	$57,016	$52,741

Earnings as defined:

Net Income	$67,058	$73,497	$62,103	$52,285	$72,106
Add:
Provision for income taxes:
Total income taxes	34,431	37,040	33,952	28,567	35,850
Fixed charges as above	49,344	45,799	44,478	52,643	48,597

Total earnings, as defined	$150,833	$156,336	$140,533	$133,495	$156,553

Ratio of earnings to fixed charges, as defined	3.06	3.41	3.16	2.54	3.22

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	2.77	3.07	2.83	2.34	2.97

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.